Exhibit 99.2
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
(a joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 525)
CONTINUING CONNECTED TRANSACTIONS
Reference is made to the announcements of the Company dated 5 November 2007 and 9 October 2008, respectively, and the circulars of the Company dated 10 November 2007 and 20 October 2008, respectively, in respect of the GRGC Comprehensive Services Agreement, the YC Comprehensive Agreement and the GS Comprehensive Services Agreement. All of such agreements will expire on 31 December 2010 and the annual caps approved by the Shareholders on 4 December 2008 for the continuing connected transactions under such agreements will also expire on 31 December 2010. As such, on 27 October 2010, the GRGC and the Company entered into the Framework Comprehensive Services Agreement to set out a framework for the mutual provision of services between the Company and the GRGC Group, which includes but not limited to GRGC, GS and YC. The scope of services under the Framework Comprehensive Services Agreement includes, but without limitation, certain services set out under the GRGC Comprehensive Services Agreement, the YC Comprehensive Agreement and the GS Comprehensive Services Agreement and other additional services, and is set out as follows:
•	Transportation services provided by the GRGC Group to the Company;

•	Railway related services provided by the GRGC Group to the Company; and

•	Transportation services provided by the Company to the GRGC Group.
GRGC is the controlling and largest shareholder of the Company and hence a connected person of the Company under the Listing Rules. As the Proposed Annual Caps under the Framework Comprehensive Services Agreement for each of the three financial years ending 31 December 2013 is expected to exceed 5% of one or more of the Percentage Ratios (other than the profits ratio), the transactions contemplated under the Framework Comprehensive Services Agreement will constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules, and be subject to the reporting, announcement, independent shareholders’ approval requirement as prescribed under Chapter 14A of the Listing Rules.
The Continuing Connected Transactions, the Framework Comprehensive Services Agreement and the Proposed Annual Caps will be subject to approval by the Independent Shareholders in the EGM by way of poll where GRGC and its associates will abstain from voting. An Independent Board Committee has been established to advise the Independent Shareholders in relation to the Continuing Connected Transactions, the Framework Comprehensive Services Agreement and the Proposed Annual Caps. An independent financial adviser has been appointed to advise the Independent Board Committee and the

Independent Shareholders in this regard.
A circular containing, among other things, (1) further details of the Continuing Connected Transactions, the Framework Comprehensive Services Agreement and the Proposed Annual Caps; (2) a letter from the independent financial adviser containing its advice to the Independent Board Committee and the Independent Shareholders; (3) a letter from the Independent Board Committee with its recommendation to the Independent Shareholders; and (4) the notice of the EGM is expected to be despatched to the Shareholders on or before 8 November 2010 in accordance with the Listing Rules.
Reference is made to the announcements of the Company dated 5 November 2007 and 9 October 2008, respectively, and the circulars of the Company dated 10 November 2007 and 20 October 2008, respectively, in respect of the GRGC Comprehensive Services Agreement, the YC Comprehensive Agreement and the GS Comprehensive Services Agreement.
FRAMEWORK COMPREHENSIVE SERVICES AGREEMENT
All of the GRGC Comprehensive Services Agreement, the YC Comprehensive Agreement and the GS Comprehensive Services Agreement will expire on 31 December 2010 and the annual caps approved by the Shareholders for the continuing connected transactions under such agreements will also expire on 31 December 2010. As such, on 27 October 2010, GRGC and the Company entered into the Framework Comprehensive Services Agreement to set out a framework for the mutual provision of services between the Company and the GRGC Group, which includes but not limited to GRGC, GS and YC. The principal terms of the Framework Comprehensive Services Agreement are set out below:

Date	27 October 2010

Parties	GRGC

The Company

Term	Subject to the obtaining of the Independent Shareholders’ approval, the term will be 3 years from 1 January 2011.

Any service agreements to be entered into pursuant to the Framework Comprehensive Services Agreement will be in writing for a fixed term of not more than 3 years.
Scope of services
Services to be provided by the GRGC Group Companies to the Company include:
1.	transportation services, which comprise:
(a)	production co-ordination, safety management and scheduling;

(b)	leasing of locomotives;

(c)	railway communications;

(d)	railway network services (including but not limited to passenger coordination, provision of water to trains, locomotive traction and electricity provision and ticket sale services; and

(e)	passenger agency services.
2.	railway related services, which comprise;

(a)	maintenance service of large scale railroad machinery, track replacement and overhauling services for railroads and bridges, and locomotive and train repair and maintenance services;

(b)	agency services for purchase of railway transportation related materials on behalf of the Company;

(c)	security services;

(d)	hygiene and epidemic prevention services;

(e)	property management, construction and maintenance services and leasing of properties; and

(f)	construction project management and supervision services.
Transportation services to be provided by the Company to the GRGC Group Companies comprise (but without limitation):
•	railway network services, locomotive leasing and maintenance services, transportation agency services for passenger lines and other related services.
The scope of services under the Framework Comprehensive Services Agreement includes, but without limitation, certain services set out under the GRGC Comprehensive Services Agreement, the YC Comprehensive Agreement and the GS Comprehensive Services Agreement, and other additional services.
Pricing and cap determination
The historical figures showing the amounts incurred for the relevant services, the Proposed Annual Caps and the pricing arrangements under the Framework Comprehensive Services Agreement are set out below:

	Historical Figures			Proposed Annual Caps
	(RMB million)			(RMB million)
			For the 9
			months
	For the year ending		ended 30
	31 December		September	For the year ending 31 December
Services	2008	2009	2010	2011	2012	2013
Transportation services provided to the Company (Note 1)	1,630.32	2,041.01	1,718.76	2,689.14	3,092.51	3,556.39
Railway related services (Note 2)	1,214.37	1,357.61	1,145.59	2,074.47	2,385.64	2,743.48
Transportation services provided by the Company (Note 3)	1,594.56	1,497.91	1,212.36	2,458.46	2,827.23	3,251.31

Total (Proposed Annual Caps):	4,439.25	4,896.53	4,076.71	7,222.07	8,305.38	9,551.18

Notes:
1.	In respect of transportation services provided by the GRGC Group Companies to the Company:

(a)	for production co-ordination, safety management and scheduling, the prices will be determined with reference to the unit cost (which is in turn calculated with reference to the total cost incurred by GRGC for the provision of all the relevant services, divided by the total amount of services provided during such period) and the actual volume of services provided by GRGC;

(b)	for leasing of locomotives, if MOR settlement method is available, the prices will be determined in accordance with the settlement price lists issued by the MOR, otherwise, the prices will be determined in accordance with the settlement price lists agreed after arm’s length negotiations between the parties;

(c)	for railway communication services, the prices will be determined based on the settlement method or pricing standards issued by the MOR;

(d)	for railway network services (including passenger coordination, provision of water to trains, locomotive traction and electricity provision, and ticket sale services), the prices will be determined in accordance with the settlement method issued by the MOR; and

(e)	for passenger agency services, the prices will comprise of service contract fee (which is determined with reference to the total cost incurred by the relevant GRGC Group Companies for the provision of such passenger services and the workload incurred) and a portion of revenue from ticket upgrading in the trains, which are determined after arm’s length negotiations between the parties.
2.	In respect of railway related services provided by the GRGC Group Companies to the Company:
(a)	for maintenance service of large scale railroad machinery, track replacement and overhauling services for railroads and bridges, and locomotive and train repair and maintenance services, the prices will be determined with reference to the costs incurred by the relevant GRGC Companies for the provision of such services plus a mark-up of 8% (in case no standard set by the MOR for charging fees is available for track replacement and overhauling services or train repair and maintenance services); and

(b)	for agency services for purchase of railway related materials on behalf of the Company, the prices of the materials will not be higher than those offered by the GRGC Company to the other GRGC Group Companies, any enterprises invested by GRGC and any independent third party, or those offered by independent third parties in the market; and the service fees are (i) not more than 0.3% of the purchased amount for diesel; (iii) not more than 1% of the purchased amount for steel tracks; and (iii) not more than 5% for other materials. Such service fees will be determined on an arm’s length basis taking into account the past dealings between the parties;

(c)	for security services provided by the GRGC Group Companies to the Company, the service fees have been and will continue to be determined with reference to the costs incurred by relevant GRGC Group Companies for the provision of such services plus a mark-up of 8%. Such mark-up is determined on an arm’s length basis taking into account the past dealings between the parties, and such pricing policy is the same as the past pricing arrangement;

(d)	for hygiene and epidemic prevention services provided by the GRGC Group Companies to the Company, the prices will be determined based on standards set by the relevant provincial government (without any adjustments);

(e)	for property management, construction and maintenance services, etc. provided by the GRGC Group Companies to the Company, the prices of most of which will continue be determined with reference to the costs incurred by the relevant

GRGC Group Companies for the provision of such services plus a mark-up of 8%. Such mark-up is determined on an arm’s length basis taking into account the past dealings between the parties; and for leasing of properties, the rental of which shall not exceed the market price or an amount payable by any independent third parties to the GRGC Group Companies for the same properties; and

(f)	for construction project management and supervision services, the prices will be determined in accordance with the settlement method issued by the MOR.
3.	In respect of transportation services provided by the Company to the GRGC Group Companies:
(a)	for railway network services, the prices will be determined in accordance with the settlement method issued by the MOR;

(b)	for transportation services other than railway network services, the prices will be determined in accordance with the following principles:
(i)	market price (if available);

(ii)	if market price is not available, settlement method or pricing standards issued by the MOR; and

(iii)	if neither (i) nor (ii) is available, the prices shall be determined between the parties based on arm’s length negotiations and the actual situations.
4.	Determination of mark-up

The mark-up of 8% as mentioned above is determined by the Company and the GRGC Company after negotiations with regard to: (i) the guideline issued by the local taxation authority in Guangdong Province which suggests that the profit rate for the purpose of calculating enterprise’s business operating tax should be 10%; and (ii) the fact that such pricing policy is same as the past pricing arrangement.
LISTING RULES IMPLICATION
GRGC is the controlling and largest shareholder of the Company. As at the date of this announcement, GRGC and its associates beneficially own an aggregate of 37.12% of the issued share capital of the Company. GRGC is hence a connected person of the Company under the Listing Rules. As the Proposed Annual Caps under the Framework Comprehensive Services Agreement for each of the three financial years ending 31 December 2013 is expected to exceed 5% of one or more of the Percentage Ratios (other than the profits ratio), the transactions contemplated under the Framework Comprehensive Services Agreement will constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules, and be subject to the reporting, announcement, independent shareholders’ approval requirement as prescribed under Chapter 14A of the Listing Rules.
INFORMATION ON GRGC AND THE COMPANY
GRGC is a PRC state-owned enterprise which controls the operation of railway transportation businesses in Guangdong Province, Hunan Province and Hainan Province.
The Company is principally engaged in railway passenger and freight transportation businesses on the Shenzhen-Guangzhou-Pingshi railway and certain long-distance passenger transportation services.
REASONS FOR ENTERING INTO THE CONTINUING CONNECTED TRANSACTIONS

As the GRGC Company controls the operation of railway transportation businesses in Guangdong Province, Hunan Province and Hainan Province, GRGC, together with the other GRGC Group Companies, is the only available provider in the market for certain services that the Company requires in its operations. For services that are possibly available in the market, they are provided by GRGC and/or the other GRGC Group Companies on a cost basis (plus a mark-up of 8%, where applicable) and on terms no less favourable than those obtainable from independent third parties. In addition, certain support or cooperation service arrangements are also required, as a matter of course, from GRGC, which, together with the other GRGC Group Companies, administers and controls the operation of the neighbouring railway lines. It is therefore not only beneficial but also necessary for the Company to enter into the Continuing Connected Transactions in order to facilitate the operations of the Company.
FURTHER DETAILS OF THE CONTINUING CONNECTED TRANSACTIONS
The Directors (including the independent non-executive Directors) consider that the respective Continuing Connected Transactions are entered into in the usual and ordinary course of businesses of the Group, are conducted on an arm’s length basis and on normal commercial terms. The Directors (including the independent non-executive Directors) also consider that the Continuing Connected Transactions are fair and reasonable and in the interests of the Group and the Shareholders as a whole.
Pursuant to Rule 14A.48 of the Listing Rules, the Continuing Connected Transactions are subject to the reporting, annual review, announcement and Independent Shareholders’ approval requirements.
The Company will comply with the relevant provisions under Chapter 14A of the Listing Rules in the event that the service fees under the Framework Comprehensive Services Agreement shall exceed the Proposed Annual Caps or that there is any material amendment to the terms of the Framework Comprehensive Services Agreement.
INDEPENDENT SHAREHOLDERS’ APPROVAL AND CIRCULAR
The Continuing Connected Transactions, the Framework Comprehensive Services Agreement and the Proposed Annual Caps will be subject to approval by the Independent Shareholders in the EGM by way of poll where GRGC and its associates will abstain from voting.
A circular containing, among other things, (1) further details of the Continuing Connected Transactions, the Framework Comprehensive Services Agreement and the Proposed Annual Caps; (2) a letter from the independent financial adviser containing its advice to the Independent Board Committee and the Independent Shareholders; (3) a letter from the Independent Board Committee with its recommendation to the Independent Shareholders; and (4) the notice of the EGM is expected to be despatched to the Shareholders on or before 8 November 2010 in accordance with the Listing Rules.
INDEPENDENT BOARD COMMITTEE AND INDEPENDENT FINANCIAL ADVISER
An Independent Board Committee has been established to advise the Independent Shareholders in relation to the Continuing Connected Transactions, the Framework Comprehensive Services Agreement and the Proposed Annual Caps.
Each of the members of the Independent Board Committee has confirmed that he has no material interest in the Continuing Connected Transactions.
China Merchants Securities (HK) Co., Ltd has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Continuing Connected Transactions.
DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“associate(s)”	has the meaning ascribed thereto under the Listing Rules

“Board”	the board of Directors

“Company”	Guangshen Railway Company Limited (), a joint stock limited company incorporated in the PRC, the H Shares of which are listed on HKSE, the American depository shares (each representing 50 H Shares) of which are listed on The New York Stock Exchange, Inc. and the A Shares of which are listed on the Shanghai Stock Exchange

“Continuing Connected Transactions”	the transactions contemplated under the Framework Comprehensive Services Agreement

“Day(s)”	working day(s), that is a normal working day in the PRC including the Saturdays and Sundays that are designated by the PRC government as working days from time to time (“Adjusted Working Days”) but excluding the PRC public holidays and the Saturdays and Sundays that are not Adjusted Working Days

“Directors”	the directors of the Company

“EGM”	the extraordinary general meeting of the Company to be held for the purpose of, among others, considering the Framework Comprehensive Services Agreement and the Proposed Annual Caps

“Framework Comprehensive Services Agreement”	the conditional comprehensive services agreement entered into between GRGC and the Company dated 27 October 2010 in relation to the mutual provision of services by the GRGC Group Companies to the Company or vice versa

“Group”	the Company and its subsidiaries, and “Group Company” means any of them

“GRGC”	Guangzhou Railway (Group) Company (), a state-owned enterprise under the administration of the MOR and the controlling and largest shareholder of the Company

“GRGC Comprehensive Services Agreement”	the comprehensive services agreement entered into between GRGC and the Company dated 5 November 2007 in relation to the mutual provision of certain services by GRGC and/or its associates to the Company or vice versa (as supplemented and amended by a supplemental agreement dated 8 October 2008)

“GRGC Group”	GRGC, its controlled companies, and all the companies, units or departments controlled or managed by each of them (except for the Company and its subsidiaries); and “GRGC Group Company” means any of them

“GS”	Guangshen Railway Enterprise Development Company (), a wholly-owned subsidiary of GRGC

“GS Comprehensive Services Agreement”	the comprehensive services agreement entered into between GS and the Company dated 5 November 2007 in relation to the provision of certain services by GS to the Company (as supplemented and amended by a supplemental agreement dated 8 October 2008)

“H Share(s)”	overseas listed foreign Share(s), which are subscribed for and traded in Hong Kong dollars on HKSE

“HKSE”	The Stock Exchange of Hong Kong Limited

“Hong Kong”	The Hong Kong Special Administrative Region of the PRC

“Independent Board Committee”	an independent committee of the Board established by the Board comprising Mr. Dai Qilin, Mr. Wilton Chau Chi Wai and Mr. Lu Yuhui, who are independent non-executive Directors

“Independent Shareholders”	Shareholders other than GRGC and its associates

“Listing Rules”	the Rules Governing the Listing of Securities on HKSE

“MOR”	Ministry of Railways () , PRC

“Percentage Ratios”	the percentage ratios set out in Rule 14.07 of the Listing Rules

“PRC”	The People’s Republic of China

“Proposed Annual Caps”	the proposed new annual caps for the three financial years ending 31 December 2013 in respect of the transactions under the Framework Comprehensive Services Agreement

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholder(s)”	holder(s) of Shares

“Share(s)”	shares of nominal value RMB1.00 each in the share capital of the Company

“YC”	Guangzhou Railway Group Yang Cheng Railway Industrial Company (), a PRC state-owned enterprise and a wholly-owned subsidiary of GRGC

“YC Comprehensive Services Agreement”	the comprehensive services agreement entered into between YC and the Company dated 5 November 2007 in relation to the mutual provision of services by YC and/or its associates to the Company or vice versa (as supplemented and amended by a supplemental agreement dated 8 October 2008)

“%”	per cent

By Order of the Board
Guangshen Railway Company Limited
Guo Xiangdong
Company Secretary
Shenzhen, the PRC, 27 October 2010
As at the date of this announcement, the Board comprises:
Executive Directors
Xu Xiaoming
Shen Yi
Luo Qing
Non-executive Directors
Guo Zhuxue
Li Liang
Yu Zhiming
Independent Non-executive Directors
Dai Qilin
Wilton Chau Chi Wai
Lu Yuhui